Exhibit 99.1

ATTUNITY TO LIST ON NASDAQ
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As authorized by Shareholders, Board of Directors determined to effect Reverse Share Split of
1:4 in order to List on the NASDAQ Capital Market

Burlington, MA– July 10, 2012 – Attunity Ltd. (OTC Bulletin Board: ATTUF), a leading provider of information availability software solutions, announced today that, following its previously announced application to list on the NASDAQ Capital Market, NASDAQ has informed the Company that it currently satisfies all eligibility requirements, except meeting the minimum price requirement. Consequently, the Company's Board of Directors has determined (as authorized by the Company's shareholders by an overwhelming majority of 94% of the shares voted at the special meeting of shareholders held on Thursday, June 21st), to effect a reverse share split at a ratio of 1-for-4. The Company anticipates listing on the NASDAQ Capital Market promptly following the reverse split, subject to final approval by NASDAQ.

“Attunity has generated strong momentum in its operations and financial results over the past two years, which has been reflected in its revenue growth, profitability, shareholder equity and stock price.  In light of this progress, the Board of Directors has taken the necessary steps to list the Company’s ordinary shares on the NASDAQ Capital Market, to provide greater exposure to a broader base of investors. The support of Attunity’s shareholders while making this important transition to the NASDAQ Capital Market is an indication of their resounding confidence in the Company’s long-term business opportunities,” commented Shimon Alon, Chairman and CEO of Attunity. “Attunity is well positioned to expand its role in the ‘Big Data’ and Cloud markets through a range of innovative enterprise-class software solutions and we believe that the additional exposure and credibility Attunity will receive with its customers and partners as a NASDAQ Capital Market listed company will also help advance its business.”

According to NASDAQ's minimum price requirement, the Company's shares will need to trade at a minimum closing price of $3.00 for at least five consecutive trading days before listing on NASDAQ Capital Market.  The Company has filed the required notice of the reverse share split with the Financial Industry Regulatory Authority (FINRA) and, subject to FINRA's clearance, expects the split to take effect in the second half of July 2012. The Company will report the final effective date of the reverse share split once available.

As a result of the reverse split, the number of the Company's authorized ordinary shares will decrease from 130,000,000 to 32,500,000 Ordinary Shares; the number of Ordinary Shares outstanding is expected to decrease from 42,293,854 to 10,573,463 (without reflecting the rounding down of fractional shares); and the par value per Ordinary Share will increase from NIS 0.10 to NIS 0.40.

About Attunity
Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity’s software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our expectation to list on NASDAQ, its timing and its possible effects, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, including Microsoft; risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and known or unknown contingent liabilities, including litigation, costs, tax and expenses; our liquidity challenges and the need to raise additional capital in the future; timely availability and customer acceptance of Attunity’s new and existing products, including Attunity Replicate; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F/A for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© 2012 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Harel-Elkayam, CFO
Attunity, Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com